APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

PATOIS LLC DBA RED'S HOUSE
Income Statement - unaudited
For the periods ended in 12/31/21

	Current Period		Prior Period	
	12-31-21		**12-31-20**	
REVENUES				
Sales	$ 68,214.00		$ 136,428.00	
Other Revenue	-		-	
TOTAL REVENUES	**68,214.00**		**136,428.00**	
COST OF GOODS SOLD				
Cost of Sales	32,500.00		65,000.00	
TOTAL COST OF GOODS SOLD	32,500.00		65,000.00	
GROSS PROFIT (LOSS)	35,714.00		71,428.00	
OPERATING EXPENSES				
Advertising and Promotion	5,000.00		10,000.00	
Business Licenses and Permits	-			
Insurance	4,800.00		6,000.00	
Professional Services - Legal, Accounting	6,000.00		4,676.00	
Rental Payments	20,000.00		36,000.00	
Salaries (two owners worked without pay)	-		-	
TOTAL OPERATING EXPENSES	35,800.00		56,676.00	
OPERATING PROFIT (LOSS)	(86.00)		14,752.00	
INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)	-		-	
Interest Expense	-		-	
Income Tax Expense	-		-	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-		-	
NET INCOME (LOSS)	$ (86.00)		$ 14,752.00	

PATOIS LLC DBA RED'S HOUSE
Balance Sheet - unaudited
For the period ended 12/31/21

| | Current Period | Prior Period |
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 20,000.00	$ 55,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	5,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	20,000.00	60,000.00
Fixed Assets:		
Furniture and Equipment	6,000.00	6,000.00
Computer Equipment	5,000.00	5,000.00
Total Fixed Assets	11,000.00	11,000.00
Other Assets:		
Security Deposits	2,700.00	2,700.00
Other Assets	15,000.00	13,678.00
Total Other Assets	17,700.00	16,378.00
TOTAL ASSETS	$ 48,700.00	$ 87,378.00
LIABILITIES		
Current Liabilities:		
Accounts Payable		$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt		-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	100,000.00	60,000.00
Loan from Shareholders	50,000.00	50,000.00

Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		150,000.00		110,000.00
EQUITY				
Capital Stock/Partner's Equity				-
Opening Retained Earnings		(101,300.00)		(22,622.00)
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		(101,300.00)		(22,622.00)
TOTAL LIABILITIES & EQUITY	$	48,700.00	$	87,378.00
Balance Sheet Check		-		-

I, Christopher Russell, certify that:

1. The financial statements of PATOIS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PATOIS LLC included in this Form reflects accurately the information reported on the tax return for PATOIS LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Christopher Russell*

Name: Christopher Russell

Title: Managing Member